Exhibit 99

August 21, 2025

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Disclosure

We hereby submit the results of e-voting on the resolutions specified in the Postal Ballot Notice of the Bank dated July 19, 2025.

Based on the report issued by the Scrutinizer i.e. Mr. B. Narasimhan, Proprietor of M/s. BN & Associates, Company Secretaries, we wish to inform you that the resolutions placed through postal ballot as mentioned above, have been passed with requisite majority and the same are deemed to have been approved on the last date of e-voting period i.e. Thursday, August 21, 2025.

Please find enclosed herewith the e-voting results in the prescribed format along with a Report issued by the Scrutinizer dated August 21, 2025. The aforesaid documents are also being made available on the Bank’s website.

We request you to bring the above to the notice of all concerned.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary

Group Head – Secretarial & Group Oversight

HDFC BANK LIMITED - VOTING RESULTS OF POSTAL BALLOT

Date of declaration of result of Postal Ballot	21st August, 2025
Total number of shareholders on record date	3595377
No. of Shareholders present in the meeting either in person or through proxy
Promoters and Promoter Group:	NA
Public:
No. of Shareholders attended the meeting through Video Conferencing
Promoters and Promoter Group:	-
Public:	-

Resolution required: (Ordinary/Special)			Ordinary (01) : Increase in the Authorised Share Capital of the Bank and consequential alteration to the Capital Clause of the Memorandum of Association
Whether promoter/ promoter group are interested in the agenda/resolution?			NO
Category	Mode of Voting	No. of shares held	No. of Votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1
Promoter and Promoter Group	E-Voting		0	0.000	0	0	0.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	0	0	0.000	0	0	0.000	0.000
Public - Institutions	E-Voting		5178799261	91.956	4873553372	305245889	94.106	5.894
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	5631795460	5178799261	91.956	4873553372	305245889	94.106	5.894
Public - Non Institutions	E-Voting		54764779	2.690	54438314	326465	99.404	0.596
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	2036118186	54764779	2.690	54438314	326465	99.404	0.596
Total		7667913646	5233564040	68.253	4927991686	305572354	94.161	5.839

Resolution required: (Ordinary/Special)			Ordinary (02) : Issuance of Bonus Shares
Whether promoter/ promoter group are interested in the agenda/resolution?			NO
Category	Mode of Voting	No. of shares held	No. of Votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		0	0.000	0	0	0.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	0	0	0.000	0	0	0.000	0.000
Public - Institutions	E-Voting		5178570193	91.952	4884357977	294212216	94.319	5.681
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	5631795460	5178570193	91.952	4884357977	294212216	94.319	5.681
Public - Non Institutions	E-Voting		54868795	2.695	54564568	304227	99.446	0.554
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	2036118186	54868795	2.695	54564568	304227	99.446	0.554
Total		7667913646	5233438988	68.251	4938922545	294516443	94.372	5.628

Yours faithfully,

For HDFC Bank Limited

Ajay Agarwal

Company Secretary

Group Head - Secretarial & Group Oversight

SCRUTINIZER’S REPORT

[Pursuant to sections 108 and 110 of the Companies Act, 2013 and

Rules 20 and 22 of the Companies (Management and Administration) Rules, 2014]

Date: August 21, 2025

To,

The Chairman

HDFC Bank Limited

HDFC Bank House,

Senapati Bapat Marg,

Lower Parel (West),

Mumbai 400 013.

Sub: HDFC Bank Limited - Scrutinizer’s Report on Postal Ballot (E-voting) Results

I, B Narasimhan, Proprietor of BN & Associates, Company Secretaries, had been appointed as a Scrutinizer by the Board of Directors of HDFC Bank Limited (hereinafter referred to as the “Bank”) at its meeting held on July 19, 2025to scrutinize the Postal Ballot e-voting process in a fair and transparent manner in respect of all the resolutions as stated in the Postal Ballot Notice dated July 19, 2025 (the “Postal Ballot Notice”).

In compliance with the provisions of Sections 108 and 110 of the Companies Act, 2013 (the “Act”) read with Rule 20 and 22 of the Companies (Management and Administration) Rules, 2014, including any statutory amendment(s), modification(s), variation(s) or re-enactment(s) thereto, for the time being in force and in compliance with the applicable guidelines / circulars / rules issued by the Ministry of Corporate Affairs (“MCA”) inter alia including General Circular No. 09/2024 on September 19, 2024, issued by MCA (“MCA Circulars”) from time to time, Regulation 44 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”), Secretarial Standard on General Meetings (“SS-2”) issued by the Institute of Company Secretaries of India, and other applicable laws and regulations, if any, the following special businesses mentioned in the Postal Ballot Notice dated July 19, 2025 were proposed to be passed by the Members of the Bank by way of Postal Ballot through voting by electronic means (“remote e-voting”) only. The Bank had, accordingly, provided facility of e-voting to all Members of the Bank to enable them to cast their votes electronically on the special business mentioned in the Notice.

The Bank had engaged the services of National Securities Depository Limited, as the Electronic Voting Service Provider (“NSDL”) who had made necessary arrangements to facilitate e-voting by the shareholders of the Bank on their website at www.evoting.nsdl.com. Datamatics Business Solutions Limited is the Registrar and Share Transfer Agent for the Bank (the “RTA”).

Accordingly, the Bank had sent the Postal Ballot Notice including all the requisite information required by the shareholders to cast their vote(s), in electronic form only to those Members who had registered their e-mail addresses with the Bank / RTA / Depository Participants, as on Saturday, July 19, 2025 (being the cut-off date specified for this purpose). The communication of the assent or dissent of the Members was sought through the remote e-voting system only.

The Bank and NSDL had uploaded the Postal Ballot Notice together with the explanatory statement on their respective websites viz. www.hdfcbank.com and www.evoting.nsdl.com and Electronic Voting Event Number “134634” (’EVEN’) was generated for casting the votes through e-voting mode. The Bank and NSDL have complied with all the necessary formalities specified under the Act, the Rules framed thereunder and the MCA Circulars issued in this regard.

The Management of the Bank is responsible for ensuring compliance with the requirements of the Act and the Rules made thereunder and SEBI Listing Regulations relating to the items placed for approval of the members through postal ballot by e-voting. My responsibility as the Scrutinizer of the voting process (through e-voting), was restricted to scrutinizing the remote e-voting process, in a fair and transparent manner and to prepare a Scrutinizer’s Report on the votes cast in favour or against the resolutions stated in the Notice, based on the data generated from the e-voting system provided by NSDL.

I report that the Postal Ballot Notice was sent on Tuesday, July 22, 2025 through e-mail to 34,60,235 members whose e-mail addresses were registered with the RTA /Depositories. The total Number of Members as on the Cut-off date were 35,95,377.

The e-voting period commenced from Wednesday, July 23, 2025 from 10:00 a.m. (IST) and ended on Thursday, August 21, 2025 at 5.00 p.m. (IST). The Bank also published an advertisement in newspapers having nation-wide circulation on Wednesday, July 23, 2025 in “Business Standard” English Newspaper (all editions), and in “Navshakti”, Marathi Newspaper (Mumbai edition) providing requisite information as required under Rules framed under the Act and MCA Circulars.

The resolutions for which approval of the Members of the Bank was sought as stated in the Postal Ballot Notice is mentioned hereunder:-

Sr. No.	Type of Resolution	Description of the resolution
1.	As an Ordinary Resolution	Increase in the Authorised Share Capital of the Bank and consequential alteration to the Capital Clause of the Memorandum of Association
2.	As an Ordinary Resolution	Issuance of Bonus Shares

SUMMARY OF VOTES CAST:

The e-voting process concluded at 5.00 p.m. IST on Thursday, August 21, 2025. After the closure of E-voting process, the votes cast through e-voting facility were duly unblocked by me as the Scrutinizer in the presence of Ms. Swati Prajapati and Ms. Swati Jha witnesses, not in employment of the Bank, as prescribed under sub-rule 4(xii) of Rule 20 of the Companies (Management and Administration) Rules, 2014. Since e-voting facility was provided by NSDL, the details of the e-voting exercised by the Members were duly compiled by NSDL. The details of the e-voting, the compilation of the Register containing the statement of Member’s name, DP ID, Client ID and/or folio number, number of shares held, number of votes exercised, votes in favour, votes against were generated by NSDL from their website were duly scrutinized.

On scrutiny, I report that out of 35,95,377, Members holding shares as on the cut-off date, i.e. Saturday, July 19, 2025, 19,071 Members holding 524,68,72,345 shares have exercised their votes through remote e-voting.

The details of Postal Ballot results for the special businesses placed for consideration and approval of the Members is given below:

NOTES:

1.	Votes cast in favour or against has been considered on the basis of number of shares held as on Saturday, July 19, 2025 i.e. the cut-off date reckoned for the purpose of postal ballot.

2.	*Vote Cast In favour or against have been calculated based on the Valid Votes cast through remote e-voting.

3.	There were no related parties in respect of the aforesaid resolutions.

Item No 1: As an Ordinary Resolution:

Increase in the Authorised Share Capital of the Bank and consequential alteration to the Capital Clause of the Memorandum of Association

Total no. of Members	35,95,377
Total no. of Equity Shares	766,79,13,646
E-voting as per the Postal Ballot Notice	From 10.00 a.m. IST on Wednesday July 23, 2025 till 5.00 p.m. IST on Thursday, August 21, 2025
		Number of members Voted	Number of Shares
Total votes cast through e-voting	A	19,071	524,68,72,345
Less: Abstained/Less voted *refer note above	B	78	1,33,08,305
Net Number of E-Votes (A-B) considered valid	C	18993	523,35,64,040

Summary of e-voting through Postal Ballot

Promoter/ Public	No. of shares held (1)	No. of votes cast (2)	% of votes cast on outstanding shares (3) =[(2)/(1)]*100	No. of votes - in favour (4)	No. of votes - against (5)	% of votes in favour on votes cast (6)=[(4)/ (2)]*100	% of votes against on votes cast (7)=[(5)/ (2)]*100
Promoter and Promoter Group	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Public-Institutional holders*	563,17,95,460	517,87,99,261	91.956	487,35,53,372	30,52,45,889	94.106	5.894
Public-others	203,61,18,186	5,47,64,779	2.690	5,44,38,314	3,26,465	99.404	0.596
Total	766,79,13,646	523,35,64,040	68.253	492,79,91,686	30,55,72,354	94.161	5.839

Percentage of votes cast in Favour: 94.161      Percentage of votes cast Against: 5.839

RESULTS: -

As the number of votes cast in favour of the Resolution is more than the number of votes cast against, I report that the Ordinary Resolution as per Item No. 1 as set forth in the Postal Ballot Notice dated Saturday, July 19, 2025 has been passed by the Members with requisite majority. The Resolution is deemed as passed on the last date for e-voting i.e. Thursday, August 21, 2025.

Item No 2: As an Ordinary Resolution:

Issuance of Bonus shares

Total no. of Members	35,95,377
Total no. of Equity Shares	766,79,13,646
E-voting as per the Postal Ballot Notice	From 10.00 a.m. IST on Wednesday, July 23, 2025 till 5.00 p.m. IST on Thursday, August 21, 2025
		Number of members Voted	Number of Shares
Total votes cast through e-voting	A	19,071	524,68,72,345
Less: Abstained/Less voted *refer note above	B	41	1,34,33,357
Net Number of E-Votes (A-B) considered valid	C	19,030	523,34,38,988

Summary of e-voting through Postal Ballot

Promoter/ Public	No. of shares held (1)	No. of votes cast (2)	% of votes cast on outstanding shares (3) =[(2)/ (1)]*100	No. of votes - in favour (4)	No. of votes - against (5)	% of votes in favour on votes cast (6)=[(4)/ (2)]*100	% of votes against on votes cast (7)=[(5)/ (2)]*100
Promoter and Promoter Group	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Public-Institutional holders*	563,17,95,460	517,85,70,193	91.952	488,43,57,977	29,42,12,216	94.319	5.681
Public-others	203,61,18,186	5,48,68,795	2.695	5,45,64,568	3,04,227	99.446	0.554
Total	766,79,13,646	523,34,38,988	68.251	493,89,22,545	29,45,16,443	94.372	5.628

Percentage of votes cast in Favour: 94.372    Percentage of votes cast Against: 5.628

RESULTS: -

As the number of votes cast in favour of the Resolution is more than the number of votes cast against, I report that the Ordinary Resolution as per Item No. 2 as set forth in the Postal Ballot Notice dated July 19, 2025 has been passed by the Members with requisite majority. The Resolution is deemed as passed on the last date for e-voting i.e. Thursday, August 21, 2025 after the conclusion of voting period i.e. 5.00 p.m. (IST).

I further report that as per the Postal Ballot Notice dated Saturday, July 19, 2025 and the Board Resolution dated Saturday, July 19, 2025, the Chairman or a person authorised by him in writing may declare and confirm the above results of voting by postal ballot in respect of the Resolutions referred, within two working days of the closure of the remote e-voting period. The result of the Postal Ballot will be displayed on the website of the Bank www.hdfcbank.com and on the website of NSDL www.evoting.nsdl.com. The results shall also be forwarded to the Stock Exchanges and hosted on the websites of BSE Limited and National Stock Exchange of India Limited, the Exchanges where the equity shares of the Bank are listed and at the Registered Office of the Bank.

I further report that Rules 20 and 22 of the Companies (Management and Administration) Rules, 2014 have been duly complied with and the records maintained by me including the data as obtained from NSDL, and recording the consent or otherwise received from the Members, by e-voting which includes all the particulars of the Members such as the name, folio number/DP ID and Client ID, number of shares held, number of shares voted and number of shares assented, number of shares dissented, number of shares rejected, and other related data/papers are in my safe custody which will be handed over to the Company Secretary of the Bank for safe keeping.

I thank you for the opportunity given, to act as a Scrutinizer for the above Postal Ballot process of the Bank.

Thanking you,

Yours faithfully

For BN & Associates

B Narasimhan         Place: Mumbai     Date: August 21, 2025

(Proprietor)

Regn: 2011MH166700

Membership no FCS 1303 COP no 10440

PR Cert No. 925/2020

UDIN No. F001303G001022037

The following were the witnesses to the unblocking of the votes on Thursday, August 21, 2025.

__________________       ________________________

1. Ms. Swati Prajapati      2. Ms. Swati Jha

Received the Report

For HDFC Bank Limited

Ajay Agarwal

Company Secretary

Group Head – Secretarial & Group Oversight

Place: Mumbai

Date: August 21, 2025